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EXHIBIT 99.3

CONTROLS AND PROCEDURES

a.     Evaluation of disclosure controls and procedures.

  The Corporation's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Corporation's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934) as of a date within 90 days of the date of furnishing this Form 6-K (the "Evaluation Date"), have concluded that the Corporation's disclosure controls and procedures are effective to ensure that all information required to be disclosed by the Corporation in reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission rules and forms.

b.     Changes in internal controls.

  There were no significant changes in the Corporation's internal controls or in other factors that could significantly affect the Corporation's internal controls and procedures subsequent to the Evaluation Date, including any corrective actions with regard to significant deficiencies and material weaknesses.

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CONTROLS AND PROCEDURES